Operator (Nancy Kramar)

Good afternoon, ladies and gentlemen, and welcome to the Mamma.com Earnings Conference Call for Q3 2006. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question-and-answer session. please refrain from using any offensive language. If anyone needs assistance at any time during the conference, please press the star key, followed by the zero key. As a reminder, this conference is being recorded today. I would now like to turn the conference over to Nancy Kramar, Coordinator of Corporate Communications.

NANCY KRAMAR, COORDINATOR OF CORPORATE COMMUNICATIONS

Good afternoon and welcome to Mamma.com’s Q3 2006 earnings conference call. Participating on the call today are Guy Fauré, President & CEO, and Daniel Bertrand, Executive Vice-President and CFO. Today’s remarks will last about 15 minutes. Before I turn the call over to Guy, please note that Mamma.com has not provided guidance in the past and is not providing guidance for the fourth quarter this year and moving forward. Please note, however, various remarks we make on this call about our future plans and prospects constitute forward-looking statements. For the purposes of the Safe Harbor provisions, under the Private Securities Litigation Reform Act, actual results may differ materially from those indicated by these forward-looking statements due to various important factors identified in the Company’s filings with the United States Securities and Exchange Commission and Ontario Securities Commission, including among other things, the spending environment for advertising sales, dependence on third-party pay placement providers and dependence on third parties for content distribution or advertising delivery.

I will now turn over the call to Guy Fauré.

Guy Fauré

President & CEO

Good afternoon everyone.

The Company’s Q3 2006 net loss was $2.55 million ($0.18 per share) compared to a net loss of $1.5 million ($0.13 per share) for the same period in 2005. Revenues in the third quarter of 2006 were $1.89M, 21% below the $2.39M revenues for the same period in 2005. During the third quarter we have concentrated our efforts on two objectives: the first was to develop our sales funnel for the Copernic Desktop Search (CDS) product and second was to continue to control costs.

We released version 2.0 of our CDS offering and have had many favourable reviews about the product. Its new interface significantly improves user experience and we have enhanced the product in consideration of the private labelled program.

Our search network business has delivered its best quarterly results yet this year. Our ability to improve distribution of paid-keywords and bringing in new search affiliates has contributed to the increase in paid clicks revenues. In order to recapture significant revenues for our Ad network, we continue to focus on premium advertisers that would potentially generate contracts with larger buys, higher CPM’s and higher margins.

Finally, our cost controlling measures have also resulted in maintaining a solid liquidities position at $8.5M at the end of Q3 2006. We will continue to closely monitor our expense level and take action.

Our Copernic Desktop Search business development efforts are taking longer than anticipated. In this business model, where we private label our product for major portals, there is an added educational phase to our sales cycle. We are building our sales funnel and are getting positive feedback from our prospects. With the obvious flow of advertising dollars shifting from off-line to on-line, our CDS private labelled program could significantly increase traffic on a per user basis for major portals, therefore increasing their on-line advertising revenues. Also, with the portals facing the potential threat of losing users to major search engines, our solution permits our potential customers to deploy an offensive strategy pertaining to this threat.

We have recently announced the settlement of the securities class action suit filed against us pending the court’s approval. This is a positive announcement for our company and will permit us to concentrate on developing the operations and adding value for our shareholders. Other recent announcements by AOL where our Copernic Desktop Search is part or their OpenRide suite of products and Pixsy’s announcement where they will be powering our video search products are positive endorsements and add to the world class reputation of our products and services.

Finally, there is no news to report on the status of the SEC investigation. We have always cooperated and will continue to cooperate fully with SEC investigation and have provided all materials requested.

Thank you. Daniel Bertrand will now go over the financial results for the third quarter.

DANIEL BERTRAND, EVP & CFO

I will start with our Recent Events of the quarter

Settlement of the class action lawsuit

On November 9, 2006, the Company announced that it had entered into an agreement to settle the class action lawsuit currently pending against us. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants by class plaintiffs that do not opt out of the settlement.

Under the terms of the settlement agreement, plaintiffs would receive US$3.15 million, $2.5 million of which would be paid by the Company’s insurance carrier and $650,000 from the Company. The Company has recorded in Q3 2006 $650,000 as settlement costs and an additional $50,000 has been also accrued for professional fees related to finalize the case.

Write-down of assets

During the last four quarters, graphic advertising revenues have constantly declined from $1,136,580 in Q3 2005 to $149,419 in Q3 2006 resulting in continuous losses. Based on its assessment of the fair value of the Company’s assets related to graphic advertising, the Company concluded that its graphic advertising assets had suffered a loss in value and the carrying value of property and equipment and intangible assets is significantly less than the fair value for each of these assets due to the significant decrease in graphic revenue. Therefore, write-downs of $413,238 were recorded to bring the carrying value of these assets to nil.

Write-down of investment

In Q3 2006, based on its assessment of the fair value of the Company’s investment in LTRIM, the Company concluded that its investment has suffered a loss in value other than a temporary decline due to continued delays in commercialization of its technology and therefore recorded a write-down of $570,000 to bring its carrying value to $150,000.

Results of Operations

All amounts that I will mention are on a consolidated basis, segment information is or will be available on SEDAR and EDGAR very shortly.

Revenues

Revenues in Q3 2006 totalled $1,891,068 compared to $2,390,634 in Q3 2005, a decrease of $499,566 or 21%. Revenue for the nine months in 2006 amounted to $6,029,981, compared to $7,805,543, a decrease of $1,775,562 or 23%. This decrease is exclusively explained by a significant reduction in business in graphic advertising.

For the nine months in 2006, the Company had two major customers from which 10% or more of total revenues were derived. Revenues from these customers represented 31% of the Company’s revenues as compared to 26% for the same period last year. There can be no assurance that the Company will be able to retain these customers in the future.

Cost of Revenues

Cost of revenues represents partners’ payouts and bandwidth costs to deliver our services. In Q3 2006, cost of revenues represented $530,729, or 31% over search and graphic advertising revenues compared to $1,138,280 or 48% over same revenues in 2005. For the nine months ended September 30, 2006, costs of revenues represented $1,785,181 or 33% over search and graphic advertising revenues compared to $3,464,755 or 44% in 2005.

Marketing, sales and services

Marketing, sales and services expense consist primarily of salaries, commissions and related personnel expenses of our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

For Q3 2006, marketing, sales and services expense decreased to $430,849 compared to $494,116 for the same period in 2005, representing a decrease of $63,267. For the period of nine months ended September 30, 2006, these expenses totalled $1,347,760 compared to $1,702,384 in 2005, a decrease of $354,624 or 21%.

General and administration

General and administrative expenses in Q3 2006 totalled $892,428 as compared to $1,106,836 for the same period last year, a decrease of $214,408 or 19%.

The decrease is mainly due to the reduction of $280,000 of professional fees related to the SEC investigation.

For the first nine months in 2006, these expenses decreased by $1,579,146. The decrease is mainly explained by the reduction of $2,284,000 of professional fees in relation with the SEC investigation. This reduction was mainly offset by two items: an increase of $332,000 in stock based compensation and an increase of $254,000 of salaries.

Product development and technical support

Product development and technical support expenses amounted to $615,926 in Q3 2006 compared to $305,790 for the same period last year. For the first nine months in 2006, these expenses totalled $1,924,527 compared to $940,938 for the same period in 2005. These increases are explained by the addition of Copernic mainly related to salary expenses.

Amortization of intangible assets

Amortization of intangible assets increased to $528,538 in Q3 2006 compared to $51,325 for the same period last year. For the nine months ended September 30, 2006, amortization of intangible assets totalled $1,579,095 compared to $147,714 in 2005 these increases are mainly related to Copernic amortization for trade name, technology and customer relationships.

Write-downs, settlement and other costs

As mentioned in our recent events discussion, in Q3 2006 the Company recorded class action settlement and closure costs of $700,000, write-downs of property and equipment and intangible assets related to graphic advertising totalling $413,238 and a write-down of our LTRIM investment of $570,000 for a total of approximately $1.7 million.

Loss from continuing operations and loss per share from continuing operations

The Company reported a loss from continuing operations of $2,553,202 ($0.18 per share) in Q3 2006 compared to a loss of $574,314 ($0.05 per share) in 2005. For the nine months ended September 30, 2006, the Company reported a loss from continuing operations of $4,724,054 ($0.33 per share), compared to a loss of $2,603,272 ($0.21 per share) in 2005. The increase of the loss in 2006 is mainly explained by the write-offs and settlement costs of $1,683,238 recorded in Q3.

Results of discontinued operations and loss per share from discontinued operations

Results from discontinued operations of Digital Arrow for the quarter and nine-month periods September 30, 2006 contributed to earnings of $4,928 ($0.00 per share) and $34,500 ($0.00 per share) respectively compared to a loss of $931,374 ($0.08 per share) and $2,292,491 ($0.19 per share) for the comparative three and nine-month periods in 2005.

Loss and net loss per share

Net loss for the three and nine-month periods ended September 30, 2006 totalled $2,548,274 ($0.18 per share) and $4,689,554 ($0.33 per share) respectively, compared to a net loss of $1,505,688 ($0.13 per share) and $4,895,763 ($0.40 per share), respectively, for the same periods last year.

Concentration of credit risk with customers

As at September 30, 2006, four customers represented 71% of net trade accounts receivable compared to 25% from four customers for the same period last year, resulting in a significant concentration of credit risk. Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements. The Company also monitors the other accounts receivable and there is no indication of credit risk deterioration. Nevertheless, we cannot assure that we can retain the business of these customers or that their business will not decline generally in the future.

Liquidity and Capital Resources

Operating activities

As at September 30, 2006, the Company had $8,524,613 of liquidities compared to $8,514,513 as at December 31, 2005.

In Q3 2006, operating activities from continuing operations provided cash totalling $68,597 compared to $44,487 in 2005. The increase is mainly due to an increase in non-cash working capital items mainly related to the net impact of accounts receivable and accounts payable.

For the nine months ended September 30, 2006, operating activities from continuing operations used cash totalling $312,872 compared to $1,972,837 for the same period in 2005. The decrease is mainly due to a decrease in non-cash working capital items mainly related to the net impact of accounts receivable and accounts payable.

Investing activities

In Q3 2006, investing activities from continuing operations used cash totalling $3,002,116 mainly reflects the increase in temporary investment. The cash used in Q3 2005 represents the acquisition of assets of $17,357.

For the nine months ended September 30, 2006, investing activities from continuing operations generated cash totalling $1,265,755 mainly due to a reimbursement related to Copernic business acquisition of $379,382 and net decrease in temporary investments of $978,991. The cash generated for the same nine-month period in 2005 totalled $ 6,741,069 and represents the decrease of temporary investments.

Financing activities

In Q3 and for the nine months ended September 30, 2006, no cash was provided by, nor used in the financing activities of the Company. For the same period last year, financing activities required cash of $1,046,730 mainly for the repurchase of common shares as per the Normal Course Issuer Bid.

The Company considers that the cash, cash equivalents and temporary investments will be sufficient to meet normal operating requirements until Q3 of 2007. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

This completes the financial overview, Guy, would you like to wrap up?